Exhibit 99.1

Itaú Unibanco Holding S.A.

Risk and Capital Management

Pillar 3

1st quarter of 2016

Risk and Capital Management – Pillar 3

OBJECTIVE		4

KEY INDICATORS		4

1	RISK AND CAPITAL MANAGEMENT	5
1.1	Organizational Structure	5
1.2	Risk and Capital Governance	6

2	CAPITAL	7
2.1	Capital Management	7
2.2	Capital Requirements in Place and in Progress	7
2.3	Capital Composition	9
2.4	Risk-Weighted Asset (RWA)	10
	Risk-Weighted Assets for Credit Risk (RWACPAD)	11
	Risk-Weighted Assets for Market Risk (RWAMPAD)	11
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	11
2.5	Additional Common Equity Tier I	12
2.6	Capital Adequacy	12
2.7	Leverage Ratio	14

3	BALANCE SHEET	15
	Balance Sheet	15
	Institutions that comprises the Financial Statements of Itaú Unibanco Holding	17
	Material entities	18

4	INVESTMENTS IN OTHER ENTITIES	19
4.1	Investments in other entities not classified in the trading book	19

5	CREDIT RISK	20
5.1	Framework and Treatment	20
5.2	Credit Portfolio Analysis	22
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	22
	Operations with Credit Granting Characteristics by Economic Sector	23
	Remaining maturity of loan transactions	24
	Concentration on the Major Debtors	24
	Overdue Amounts	25
	Allowance for Loan Losses	25
	Mitigating Instruments	26
	Counterparty Credit Risk	27
	Acquisitions, Sale or Transfer of Financial Assets	28
	Operations of Securitization	29
	Credit Derivatives	30

6	MARKET RISK	31
6.1	Framework and Treatment	31
6.2	Portfolio Analysis	34
	Interest rate risk in the non-trading book	34
	Evolution of the Trading Portfolio	35
	Evolution of the Derivatives Portfolio	35
	VaR - Consolidated Itaú Unibanco	36
	VaR - Trading Portfolio	36
	Backtesting	37

Itaú Unibanco

Risk and Capital Management – Pillar 3

7	OPERATIONAL RISK	38
7.1	Framework and Treatment	38
7.2	Crisis Management and Business Continuity	39

8	LIQUIDITY RISK	40
8.1	Framework and Treatment	40
8.2	Primary Sources of Funding	41

9	OTHER RISKS	41
	Insurance products, pension plans and “capitalização” risks	41
	Social and Environmental Risk	42
	Risk Regulatory Risk	42
	Model Risk	42
	Country Risk	43
	Business and Strategy Risk	43
	Reputational Risk	43

10	ENTERPRISE RISK MANAGEMENT AND ALIGNMENT OF INCENTIVES	45
	Risk Appetite	45
	Stress Test	45
	Risk-adjusted Compensation	45

11	APPENDIX I	47

12	GLOSSARIES	50
12.1	Glossary of Acronyms	50
12.2	Glossary of Regulations	52

Itaú Unibanco

Risk and Capital Management – Pillar 3

Objective

This document aims at submitting Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circulars 3,678 and 3,716, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the capital rules and in accordance with Itaú Unibanco’s institutional standards.

For other information than the contained on this document, please visit http://www.itau.com.br/investor-relations.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors. The main metrics of the Prudential Conglomerate, on March 31, 2016, are summarized below.

BIS Ratio	Common Equity Tier I Ratio	Tier II Ratio
17.7%	14.3%	3.4%
December 31, 2015: 17.8%	December 31, 2015: 14.0%	December 31, 2015: 3.8%

Referential Equity	Common Equity Tier I	Tier II
R$ 122,872 million	R$ 99,220 million	R$ 23,582 million
December 31, 2015: R$ 128,465 million	December 31, 2015: R$ 100,955 million	December 31, 2015: R$ 27,464 million

RWA	Credit Risk Exposure
R$ 694,899 million	R$ 637,179 million
December 31, 2015: R$ 722,468 million	December 31, 2015: R$ 679,593 million

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Risk and Capital Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk and capital management as essential to optimize the use of resources and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco:

•	Identifies and measures existing and potential risks to Itaú Unibanco’s positions;
•	Aligns risk management and control institutional policies, procedures and methodologies with the directives from, and approved by, the Board of Directors;
•	Seeks the best risk-return ratios for Itaú Unibanco’s portfolio management.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives by setting targets and limits for business units through its corporate bodies. The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

Itaú Unibanco, aiming at strengthening its values and aligning its employees' behavior with the guidelines established in risk management, adopts a number of initiatives to stimulate the risk culture. In addition to policies, procedures and processes, risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

Itaú Unibanco’s four risk culture principles are conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken and the management of risks by the entire staff. With these principles disseminated throughout the institution, there is an incentive for risk to be widely understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of Itaú Unibanco, irrespective of their position, area or function. There are also other mechanisms to help communicate concepts of risk culture, such as training incentives, surveys, team conduct assessments and recording of risk events.

According to National Monetary Council (CMN) Resolution 3,988, BACEN Circular 3,547 and BACEN Circular Letter 3,685, Itaú Unibanco implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP), adopting a prospective capital management attitude.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas to have the role of managing the risks they themselves give rise to, by identifying, assessing, controlling and reporting the risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and speedy corporate decisions;

•	the role of the third line of defense, internal audit, is to provide an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and that internal controls and regulatory requirements are being complied with.

Itaú Unibanco uses information technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1.2	Risk and Capital Governance

Itaú Unibanco has established risk and capital management committees that report directly to the Board of Directors, with members being elected or appointed by the Board. At the executive level, risk is managed by corporate bodies.

A detailed description of the structure can be found in the Consolidated Annual Report in session Our Risk Management. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section “Financial Information”.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the capitalization level of the conglomerate. The Board is also involved in approving the ICAAP report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan.

The result of the latest ICAAP – which was dated December 2015 – shows that, in addition to the capital required to cover material risks, Itaú Unibanco has a significant capital surplus, thus ensuring the organization’s soundness.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the corporate bodies governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision taking by the Executives and the Board of Directors, management reports are prepared and presented at corporate bodies, informing about Itau Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under “Corporate Governance, Regulations and Policies, Public Access Report – Capital Management”.

2.2	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions(2) and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate(3), which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the conglomerate retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk. Itaú Unibanco uses the standardized approaches to calculate these risk-weighted asset amounts described in section “2.4 Risk-weighted Assets”.

The required minimum Total Capital ratio is 11% between October 1, 2013, and December 31, 2015, reducing gradually to 8% on January 1, 2019. To counteract this, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned in the preceding paragraph, increase capital requirements over time. Under CMN Resolution 4,193, the sum of the values of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. However, nowadays, according to BACEN Circular 3,769, the value required for component ACPCountercyclical is zero, and if this portion should increase, the new percentage takes effect twelve months after the announcement. In the case of component ACPSystemic, the current requirement applicable to Itaú Unibanco under BACEN Circular 3,768 is 0%, increasing gradually from 0.25%, as from January 1, 2017, to 1% as from January 1, 2019, since the ratio between the amount of Itaú Unibanco’s Total Exposure and Brazil’s Gross Domestic Product (GDP) is more than ten percent (10%) and less than fifty percent (50%).

(2) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(3)Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Risk and Capital Management – Pillar 3

New requirements were redefined to qualify instruments eligible for Tier I or Tier II Capital. Additionally, it was established a gradual reduction of the eligibility of the instrument inventory issued pursuant to CMN Resolution 3,444.

The table below shows Basel III implementation calendar, set by the BACEN. The percentages refer to the portion of risk-weighted asset by Itaú Unibanco.

Basel III - Schedule	From January 1st
	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
conservation	0%	0.625%	1.25%	1.875%	2.5%
countercyclical (1)	0%	0%	0%	0%	0%
systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.1%	6.0%	6.9%	8.0%
Total Capital + ACP	11.0%	10.5%	10.8%	11.0%	11.5%
Prudential adjustments deductions	40%	60%	80%	100%	100%

(1) According to Circular Bacen no 3,769, the ACP countercyclical requirement is zero.

In addition to the minimum capital requirements, BACEN Circular No. 3,748 has been in force since the fourth quarter of 2015. It incorporates the Leverage Ratio (the ratio between Tier I Capital and Total Exposure, calculated as indicated in this Circular) in the Basel III framework in Brazil. More details are given in section “2.7 Leverage Ratio” in this report.

Additionally, in March 2015, Circular BACEN No. 3,751 came into force. It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section “Corporate Governance, Pillar 3- Spreadsheet Support”, “Annex I- IAISG”.

The compliance of BACEN to the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)(4). The rules effective in Brazil were considered compliant—pursuant to the BIS, Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers. Upon publication of this resolution, CNSP Resolutions 228, 280, 283, 284, 316 and 317 are cancelled.

(4) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2015 with no additional material points.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2.3	Capital Composition

The Referential Equity (PR), used to monitor compliance with the operational limits imposed by BACEN, is the sum of three levels, where:

•	Common Equity Tier I: the sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective deductions and prudential adjustments, as per Resolutions mentioned.

Composition of Referential Equity			R$ million
	03/31/2016	12/31/2015	03/31/2015
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	106,647	106,462	96,954
Minority Interest in Subsidiaries	937	916	860
Changes in ownership interest in a subsidiary in capital transactions	3,378	3,683	4,579
Consolidated Stockholders’ Equity (BACEN)	110,962	111,061	102,393
Preferred shares with clause of redemption excluded from Tier I	-	-	-
Deductions	(11,742)	(10,107)	(10,942)
Common Equity Tier I	99,220	100,955	91,451
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I deductions	70	46	50
Additional Tier I Capital	70	46	50
Tier I (Common Equity Tier I + Additional Tier I Capital)	99,290	101,001	91,501
Instruments eligible to comprise Tier II (1)	23,488	27,403	29,354
Tier II deductions	93	61	48
Tier II	23,582	27,464	29,402
Reference Equity (Tier I + Tier II)	122,872	128,465	120,903

(1) The Instruments eligible to comprise Tier II also includes R$ 194 million of Preferred Shares.

Appendix I (“Breakdown of the Referential Equity and Information on its adequacy”) hereto breaks down in detail the Referential Equity as required by BACEN Circulars 3,678 and 3,716.

Funds obtained through the issue of subordinated debts that compose Tier II capital, for the purpose of the Basel ratio between capital and risk-weighted assets, are described below:

Subordinated Debt and Referential Equity Tier II	R$ million

	Maturities						03/31/2016	12/31/2015	03/31/2015
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	2,125	-	-	-	-	-	2,125	7,463	7,618
Financial Bills	5,657	9,251	8,553	120	-	3,636	27,217	26,912	26,043
Euronotes	392	-	-	-	7,917	19,485	27,794	30,486	25,047
Subordinated Debt (Mar/16)	8,173	9,251	8,553	120	7,917	23,121	57,136	64,861	58,708
Subordinated Debt Not Elegible to Capital	38	31	30	28	97	560	783	923	820
Subordinated Debt - Total (Mar/16)	8,210	9,282	8,583	148	8,014	23,682	57,919
Subordinated Debt after Reducer (Mar/16)	-	1,850	3,421	72	6,334	23,121	34,799
Subordinated Debt Elegible to Capital (Dec/12)	-	990	290	4,198	6,993	26,352	38,824
Threshold (1) Subordinated debt (Dec/12)	-	594	174	2,519	4,196	15,811	23,294
Subordinated Debt Elegible to Capital (Mar/16) (2)	-	594	174	2,519	4,196	15,811	23,294

(1) Subordinated debt with application of threshold in accordance with the current rules (Resolution 4,192/13 - Art 28).

(2) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of March, 2016.

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Risk and Capital Management – Pillar 3

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital - Details									R$ million
				03/31/2016	12/31/2015	03/31/2015	Mar/16-Dec/15	Mar/16-Mar/15	03/31/2016
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Accouting Balance
Subordinated CDB (1)(2) - BRL
	2008	2015	119.8% of CDI (1)	-	-	400	-	(400)	-
	2010	2015	113% of CDI	-	-	50	-	(50)	-
	2006	2016	100% of CDI + 0.7%	466	466	466	-	-	1,278
	2010	2016	110% to 114% of CDI	-	2,665	2,665	(2,665)	(2,665)	-
			IPCA (2) + 7.21% to 7.33%	-	123	123	(123)	(123)	-
	2010	2017	IPCA + 7.21% to 7.33%	367	367	367	-	-	847
			Total	833	3,621	4,071	(2,788)	(3,238)	2,125

Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	365	365	365	-	-	371
			112% to 112.5% of CDI	1,874	1,874	1,874	-	-	1,904
			IPCA + 7%	30	30	30	-	-	62
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	327
	2011	2017	108% to 112% of CDI	3,224	3,224	3,224	-	-	3,467
			100% of CDI + 1.29% to 1.52%	3,650	3,650	3,650	-	-	3,765
			IPCA + 6.15% to 7.8%	352	352	352	-	-	600
			IGPM (2) + 6.55% to 7.6%	138	138	138	-	-	252
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	524
	2011	2018	IGPM + 7%	42	42	42	-	-	59
			IPCA + 7.53% to 7.7%	30	30	30	-	-	47
	2012	2018	108% to 113% of CDI	6,373	6,373	6,373	-	-	7,155
			IPCA + 4.4% to 6.58%	461	461	461	-	-	700
			100% of CDI + 1.01% to 1.32%	3,782	3,782	3,782	-	-	3,963
			9.95% to 11.95%	112	112	112	-	-	162
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	3
	2012	2019	110% of CDI	1	1	1	-	-	2
			11.96%	12	12	12	-	-	19
			IPCA + 4.7% to 6.3%	101	101	101	-	-	155
	2012	2020	111% to CDI	1	1	1	-	-	2
			IPCA + 6% to 6.17%	20	20	20	-	-	34
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	10
	2012	2022	IPCA + 5.15% to 5.83%	2,307	2,307	2,307	-	-	3,608
			IGPM + 4.63%	20	20	20	-	-	26
			Total	23,609	23,609	23,609	-	-	27,217

Subordinated Euronotes - USD
	2010	2020	6.2%	990	990	990	-	-	3,630
	2010	2021	5.75%	1,000	1,000	1,000	-	-	3,533
	2011	2021	5.75% to 6.2%	730	730	730	-	-	2,725
	2012	2021	6.2%	550	550	550	-	-	1,957
	2012	2022	5.5% to 5.65%	2,600	2,600	2,600	-	-	9,231
	2012	2023	5.13%	1,851	1,851	1,851	-	-	6,718
			Total USD	7,721	7,721	7,721
			Total BRL						27,794

			Grand Total						57,136
	Subordinated Debt after Reducer								34,799
	Subordinated Debts Elegibles to Capital (Mar/16)								23,294

(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate.

(2) IPCA and IGP-M are Brazilian Inflation Indexes.

For information on each instrument that is part of the Referential Equity as required by BACEN Circulars 3,678 and 3,716, please visit the website www.itau.com.br/investor-relations, section “Corporate Governance, Pillar 3 – Spreadsheet Support”, “Appendix I and II – Pillar 3”, “Appendix II – Main Features of the Referential Equity Instruments (PR)”.

2.4	Risk-Weighted Asset (RWA)

According to CMN Resolutions 4,193 and 4,281, for assessing the minimum capital requirements, the RWA must be calculated by adding the portions, as shown below:

•	RWACPAD = portion related to exposures to credit risk;
•	RWACAM = portion related to the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
•	RWAJUR = portion related to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
•	RWACOM = portion related to exposures subjects to variations in commodity prices;
•	RWAACS = portion related to exposures subjects to variations in equities prices and classified in the Trading Portfolio;

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•	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco. Each of the portions mentioned above will be presented in detail in the following topics.

Composition of Risk-Weighted Asset						R$ million
Risk exposures	03/31/2016		12/31/2015		03/31/2015
Risk-Weighted Assets for Credit Risk (RWACPAD)	637,179	92%	679,593	94%	728,559	92%
Risk-Weighted Assets for Market Risk (RWAMPAD)	20,356	3%	14,252	2%	24,776	3%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	37,364	5%	28,623	4%	35,509	5%
Risk-Weighted Assets (RWA)	694,899	100%	722,468	100%	788,844	100%

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted assets (RWACPAD) separated by risk weighting factor and asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)			R$ million
	03/31/2016	12/31/2015	03/31/2015
Risk exposures
Risk-Weighted Assets for Credit Risk (RWACPAD)	637,179	679,593	728,559
a) Per Risk Weighting Factor (FPR):
FPR at 2%	149	179	136
FPR at 20%	6,484	7,000	6,291
FPR at 35%	11,888	11,695	8,579
FPR at 50%	46,622	46,025	46,681
FPR at 75%	129,244	136,104	145,250
FPR at 85%	117,929	129,884	147,950
FPR at 100%	267,515	288,057	305,875
FPR at 250%	36,973	37,858	34,294
FPR at 300%	9,066	10,751	18,002
FPR up to 1250%(1)	1,305	1,990	1,688
Derivatives – Future potential gain and Variation of the counterparty credit quality	10,005	10,050	13,812
b) Per Type:
Securities	45,130	51,085	55,102
Loan operations - Retail	102,840	109,882	119,257
Loan operations - Non-retail	218,141	237,365	232,035
Joint liabilities - Retail	202	242	324
Joint liabilities - Non-retail	44,451	46,655	65,499
Loan commitments - Retail	26,199	25,972	25,651
Loan commitments - non-retail	11,464	12,924	17,629
Other exposures	188,752	195,468	213,063

(1) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644, 2013.

Risk-Weighted Assets for Market Risk (RWAMPAD)

The amount of RWAMPAD is obtained by adding the portions terms: RWACAM, RWAJUR, RWACOM, RWAACS. The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMPAD)			R$ million
	03/31/2016	12/31/2015	03/31/2015
Risk-Weighted Assets for Market Risk (RWAMPAD)	20,356	14,252	24,776
Trades subject to interest rate variation (RWAJUR)	15,779	11,291	12,046
Fixed income interest rate denominated in reais (RWAJUR1)	5,051	2,127	3,995
Foreign exchange linked interest rate (RWAJUR2)	7,622	6,700	4,858
Price index linked interest rate (RWAJUR3)	3,107	2,464	3,194
Interest rate linked interest rate (RWAJUR 4)	0	0	0
Operations subject to commodity price variation (RWACOM)	624	473	921
Operations subject to stock price variation (RWAACS)	913	952	610
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange rate variations (RWACAM)	3,040	1,536	11,198
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	1,026	1,275	1,216

Risk-Weighted Assets for Operational Risk (RWAOPAD)

BACEN Circulars 3,640, 3,675 and 3,739 establish the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30th and December 31st.

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The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)			R$ million
	03/31/2016	12/31/2015	03/31/2015
Risk-Weighted Assets for Operational Risk (RWA OPAD)	37,364	28,623	35,509
Retail	6,899	7,470	6,946
Commercial	19,496	16,491	16,653
Corporate finance	1,526	1,380	1,370
Negotiation and sales	577	(4,927)	2,581
Payments and settlements	3,419	3,074	3,070
Financial agent services	3,070	2,873	2,756
Asset management	2,375	2,145	2,132
Retail brokerage	2	118	1

2.5	Additional Common Equity Tier I

As per CMN Resolution 4,193 and Central Bank Circulars 3,768 and 3,769, the Additional Common Equity Tier I requirement comes into effect as of the first quarter of 2016. Details of its portions are shown below:

Additional Common Equity Tier I (ACP)	R$ million
03/31/2016
Additional Common Equity Tier I requirement (ACPrequirement)
conservation	4,343
countercyclical	-
systemic	-

As required by Central Bank Circular No. 3,769, more details of the portion of ACPcountercyclical are shown below, including RWA for non-banking private sector credit risk exposures and percentage ACPcountercyclical for Itaú Unibanco’s main jurisdictions with their activation dates and duration of this portion.

Additional Common Equity Tier I countercyclical (ACPcountercyclical)				R$ million
	03/31/2016
	RWA (1)	ACCP(2)	date of announcement	date of effectiveness
Brazil	377,617	0%	oct/15	jan/16
Chile (3)	33,352	0%	-	-
Total	410,969	-	-	-

(1) portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions.

(2) percentage amount of the Additional Common Equity Tier I countercyclical in the relevant jurisdictions.

(3) method of calculating countercyclical portion of the increase not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used.

2.6	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of its capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the robustness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains PR levels above the minimum levels, according to the Basel ratio, Common Equity Tier I, Additional Tier I Capital and Tier II.

On March 31, 2016, the PR reached R$ 122,872 million, R$ 99,290 million of Tier I and R$ 23,582 million of Tier II.

Composition of Referential Equity (PR)			R$ million
	03/31/2016	12/31/2015	03/31/2015
Tier I	99,290	101,001	91,501
Common Equity Tier I	99,220	100,955	91,451
Additional Tier I Capital	70	46	50
Tier II	23,582	27,464	29,402
Referential Equity (PR)	122,872	128,465	120,903
Required Referential Equity (PRE)	68,621	79,471	86,773
Excess capital in relation to Required Referential Equity	54,250	48,994	34,130
Additional Common Equity Ti I requirement er (ACPrequirement)	4,343	-	-

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As at March 31, 2016, the BIS ratio reached 17.7%, a decrease of 10 basis points from December 31, 2015. Contributed to this result the impact of Basel III schedule applied to Tier II instruments and to deductions capital, and also the distribution of interest on capital and dividends in the period.

Itaú Unibanco has a R$ 54,250 million excess for Required Referential Equity, higher than the ACP of R$ 4,343, and will not be subject to any restrictions due to insufficient Additional Common Equity Tier I.

In what regards the fixed asset ratio, (the level of adjusted PR committed to adjusted permanent assets), Itaú Unibanco is within the maximum limit of 50% of the adjusted PR, as established by BACEN.

The Basel and Fixed asset ratios are presented in the table below.

Basel and Fixed Asset Ratios			R$ million
	03/31/2016	12/31/2015	03/31/2015
Basel ratio	17.7%	17.8%	15.3%
Tier I	14.3%	14.0%	11.6%
Common Equity Tier I	14.3%	14.0%	11.6%
Additional Tier I Capital	0.0%	0.0%	0.0%
Tier II	3.4%	3.8%	3.7%
Fixed assets ratio	27.4%	27.7%	47.5%
Excess Capital in Relation to Fixed Assets	27,813	28,616	3,054

Considering Itaú Unibanco´s current capital base, and if the Basel III rules were fully implemented, the core capital (Common Equity Tier I) would be 12.6% on March 31, 2016, taking into consideration the consolidation of CorpBanca (estimated impact with preliminary information) and the use of tax credits. This scenario is presented in the following chart.

Simulated Common Equity TierI with Fully Loaded Basel III Rules

(6) Includes deductions of Goodwill, Intangible Assets (before and after October/13), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

(7) Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be to 12.5 in 2019.

(8) Estimated impact based on preliminary information.

(9) Does not include any reversal of the complementary allowance for loan losses.

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2.7	Leverage Ratio

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of March 31, 2016 Itaú Unibanco’s Leverage Ratio stood at 8.3%.

	Comparative Summary of Published Financial Statements and Leverage Ratio
			R$ Thousand
		03/31/2016	12/31/2015
1	Total assets according to published financial statements	1,283,071,018	1,359,172,441
2	Adjustment for differences in consolidation of accounts	(127,750,594)	(122,280,032)
3	Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and	(4,899,420)	(4,855,298)
4	Adjustment for changes in reference values and potential future gains on derivative financial	16,039,230	18,170,046
5	Adjustment for repurchase transactions and securities lending	7,024,353	6,749,914
6	Adjustment for transactions not booked in prudential conglomerate's total assets	106,441,369	110,181,720
7	Other adjustments	(81,473,482)	(81,883,640)
8	Total Exposure	1,198,452,474	1,285,255,152

	Disclosure of information on Leverage Ratio
			R$ Thousand
		03/31/2016	12/31/2015
	Items shown in the Balance Sheet
1	Balance sheet items other than derivative financial instruments, securities received on loan and resales	853,469,456	891,531,269
2	Adjustments for equity items deducted in calculating Level I Capital	(17,035,289)	(14,903,083)
3	Total exposure shown in the Balance Sheet	836,434,166	876,628,185
	Transactions using Derivative Financial Instruments
4	Replacement value for derivatives transactions	27,347,728	27,570,116
5	Potential future gains from derivatives transactions	12,805,779	13,839,814
6	Adjustment for collateral in derivatives transactions	-	-
7	Adjustment for daily margin held as collateral	-	-
8	Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	-	-
9	Reference value adjusted for credit derivatives	7,717,367	8,798,831
10	Adjustment of reference value calculated for credit derivatives	(3,117,465)	(3,424,798)
11	Total exposure for derivative financial instruments	44,753,409	46,783,963
	Repurchase Transactions and Securities Lending (TVM)
12	Investments in repurchase transactions and securities lending	203,799,176	244,911,369
13	Adjustment for repurchases for settlement and creditors of securities lending	-	-
14	Amount of counterparty credit risk	7,024,353	6,749,914
15	Amount of counterparty credit risk in transactions as intermediary	-	-
16	Total exposure for repurchase transactions and securities lending	210,823,529	251,661,283
	Off-balance sheet items
17	Reference value of off-balance sheet transactions	289,663,328	293,415,937
18	Adjustment for application of FCC specific to off-balance sheet transactions	(183,221,959)	(183,234,216)
19	Total off-balance sheet exposure	106,441,369	110,181,720
	Capital and Total Exposure
20	Level I	99,290,054	101,000,684
21	Total Exposure	1,198,452,474	1,285,255,152
	Leverage Ratio
22	Basel III Leverage Ratio	8.3%	7.9%

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3	Balance Sheet

Balance Sheet

The following is a comparison between Itaú Unibanco’s Prudential Conglomerate Balance Sheet and its Consolidated Balance Sheet presented in the Financial Statements. Information presented in the Prudential Conglomerate are detailed so that the elements disclosed in Appendix I are identified in the last column of the table below.

Comparisson of balance sheets – Assets				R$ million
	Consolidated balance sheet	Differences [1]	Prudential	Ref. Annex I
Assets	03/31/2016
Current assets and Long-term receivables	1,263,779	(148,519)	1,115,260
Cash and cash equivalents	18,384	(218)	18,166
Interbank investments	237,642	(3,277)	234,365
Securities and derivative financial instruments	338,997	(137,930)	201,067
Interbank accounts	70,709	-	70,709
Interbranch accounts	149	-	149
Loan, lease and other credit operations	409,431	(3,520)	405,911
Other receivables	184,933	(2,955)	181,978
Tax credit and Actuarial Assets	-	-	19,551
Tax credits arising from income tax losses and social contribution	-	-	7,594	(b)
Credits resulting from temporary differences	-	-	11,733	(c)
Actuarial assets related to defined benefit pension funds	-	-	224	(d)
Other	-	-	162,427
Other assets	3,533	(618)	2,915
Permanent assets	19,292	20,768	40,060
Investments	4,342	17,077	21,419
Goodwill based on the expectation of future profitability	-	-	965	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	7,805	(f)
investments in the capital of financial institutions	-	-	749	(a)
Other	-	-	11,900
Real estate in use	6,756	(562)	6,194
Deferred permanent assets	-	-	21	(g)
Other	-	-	6,173
Goodwill	853	(718)	135
Goodwill based on the expectation of future profitability	-	-	135	(e)
Intangible assets	7,341	4,971	12,312
Acquisition of rights to credit payroll	1,038	-	1,038
Intangible assets acquired from October 1st 2013	-	-	314	(h)
Intangible assets acquired before October 1st 2013	-	-	724	(i)
Other intangible assets	9,728	10,876	20,604
Intangible assets acquired from October 1st 2013	-	-	3,427	(h)
Intangible assets acquired before October 1st 2013	-	-	3,722	(i)
Goodwill based on the expectation of future profitability	-	-	12,826	(e)
Deferred permanent assets	-	-	444	(g)
Other	-	-	185
(Accumulated amortization)	(3,425)	(5,905)	(9,330)
Intangible assets acquired from October 1st 2013	-	-	(840)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,713)	(i)
Goodwill based on the expectation of future profitability	-	-	(6,380)	(e)
Deferred permanent assets	-	-	(397)	(g)
Total assets	1,283,071	(127,751)	1,155,320

1Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties.

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Comparisson of balance sheets – Liabilities				R$ million
	Consolidated Balance Sheet	Diferences [1]	Prudential	Ref. Annex I
Liabilities	03/31/2016
Current and Long-term Liabilities	1,172,779	(130,232)	1,042,547
Deposits	266,318	5,156	271,474
Deposits received under securities repurchase agreements	318,964	2,242	321,206
Funds from acceptances and issuance of securities	74,352	6	74,358
Interbank accounts	4,034	-	4,034
Interbranch accounts	5,789	2	5,791
Borrowings and onlending	95,352	-	95,352
Derivative financial instruments	28,917	-	28,917
Technical provision for insurance, pension plan and capitalization	137,677	(137,677)	-
Other liabilities	241,377	38	241,415
Social and statutory	13,413	(1,679)	11,734
Tax credits arising from income tax losses and social contribution	-	-	5,710	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	145	(d)
Other	-	-	5,879
Other	-	-	229,681
Deferred income	1,847	(36)	1,811
Minority interest in subsidiaries	1,799	(862)	937
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	937	(j)
Stockholders' equity	106,647	3,378	110,025
Capital	85,148	-	85,148
Eligible Instruments	-	-	85,148	(k)
Capital reserves	1,209	-	1,209
Capital reserves	-	-	1,209	(m)
Revenue reserves	26,535	2,379	28,914
Revenue reserves	-	-	28,914	(l)
Asset valuation adjustment	(2,101)	999	(1,102)
Other revenue and other reserve	-	-	(1,102)	(m)
(Treasury shares)	(4,144)	-	(4,144)
Shares or other instruments issued by the bank	-	-	(4,144)	(n)
Total liabilities and stockholders' equity	1,283,071	(127,751)	1,155,320

1 Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

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Institutions that comprises the Financial Statements of Itaú Unibanco Holding

The following is a list of institutions that comprise the financial statements of Itaú Unibanco Holding for means of the disclosure of its Financial Statements. The institutions that, in addition to being included in the Consolidated Balance Sheet, are also included in the Prudential Conglomerate, are listed below.

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding

Institutions
ACO Ltda.	Itaú BBA International (Cayman) Ltd. (1)	Karen International Limited
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda	Itau BBA International plc (1)	Kinea Dinâmico Master - Long Biased Fundo de Investimento em Ações (1)
Aj Títulos Públicos Fundo de Investimento Referenciado DI (1)	Itaú BBA México Casa de Bolsa, S.A. de C.V. (1)	Kinea I Pipe Fundo de Investimento em Ações (1)
Albarus S.A.	Itaú BBA México, S.A. de C.V.	Kinea I Private Equity Fundo de Investimento em Participações (1)
Banco Del Paraná S.A.	Itaú BBA Participações S.A.	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado (1)
Banco Investcred Unibanco S.A. (1)	Itaú BBA Trading S.A.	Kinea II Macro Fundo de Investimento Multimercado (1)
Banco Itaú (Suisse) S.A. (1)	Itau BBA UK Securities Limited (1)	Kinea Investimentos Ltda.
Banco Itaú Argentina S.A. (1)	Itau BBA USA Securities Inc. (1)	Kinea Macro Offshore Segregated Portfolio (1)
Banco Itaú BBA S.A. (1)	Itaú BMG Corretora de Seguros Ltda.	Licania Fund Limited (1)
Banco Itaú BMG Consignado S.A. (1)	Itaú BMG Gestão de Vendas Ltda.	Luizacred S.A. Soc. de Crédito Financiamento e Investimento (1)
Banco Itaú Chile (1)	Itaú BMG Participação Ltda.	Marcep Corretagem de Seguros S.A.
Banco Itaú International (1)	Itaú BMG Seguradora S.A.	Maxipago Serviços de Internet S.A.
Banco Itaú Paraguay S.A. (1)	Itau Cayman Directors Ltd.	MCC Asesorías Limitada
Banco Itaú Uruguay S.A. (1)	Itau Cayman Nominees Ltd.	MCC S.A. Corredores de Bolsa (1)
Banco Itaú Veículos S.A. (1)	Itaú Chile Administradora General de Fondos S.A.	MCC Securities Inc. (1)
Banco Itaubank S.A. (1)	Itaú Chile Compañía de Seguros de Vida S.A.	Megabônus Negócios de Varejo Ltda.
Banco Itaucard S.A. (1)	Itaú Chile Corredora de Seguros Ltda.	Microinvest S.A. Soc. de Crédito a Microempreendedor (1)
Banco Itauleasing S.A. (1)	Itaú Chile Inversiones, Servicios y Administracion S.A.	Mundostar S.A.
BICSA Holdings Ltd.	Itaú Cia. Securitizadora de Créditos Financeiros (1)	Nevada Woods S.A.
BIE Cayman Ltd.	Itaú Corretora de Valores S.A. (1)	OCA S.A. (1)
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaú Distribuidora de Títulos e Valores Mobiliários S.A. (1)	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (1)
Cia. Itaú de Capitalização	Itaú EU Lux-Itaú Latin America Equity Fund (1)	Pró-Imóvel Promotora Ltda.
Conectcar Soluções de Mobilidade Eletronica S.A. (1)(2)	Itaú Europa Luxembourg S.A.	Proserv - Promociones y Servicios S.A. de Capital Variable
Credicard Promotora de Vendas Ltda.	Itau Global Asset Management Limited	Provar Negócios de Varejo Ltda.
Ctbh Fundo de Investimento Imobiliário - FII (1)	Itaú Institucional Curto Prazo - Fundo de Investimento	Recovery do Brasil Consultoria S.A.
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Itaú International Investment LLC	Recovery do Brasil Gestão de Ativos Ltda.
Estrel Serviços Administrativos S.A.	Itaú International Securities Inc. (1)	Recuperadora de Creditos Ltda.
Estrutura III - Fundo de Investimento em Participações (1)	Itaú Japan Asset Management Limited	Redecard S.A. (1)
Facilita Promotora Ltda.	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado (1)	Rt Alm 5 Fundo de Investimento Renda Fixa
FC Recovery S.A.	Itaú Middle East Limited	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
FIC Promotora de Vendas Ltda.	Itaú Rent Administração e Participações Ltda.	Rt Challenger Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fideicomisos Financiero AC1 (1)	Itaú Seguros S.A.	Rt Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fideicomisos Financiero Privados BHSA (1)	Itaú Singapore Securities Pte. Ltd. (1)	Rt Discovery Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fideicomisos Financiero Renova (1)	Itau UK Asset Management Limited	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Fideicomisos Financiero TB1 (1)	Itaú Unibanco Holding Cayman Branch (1)	Rt Enterprise Soberano Renda Fixa Fundo de Investimento (1)
Fideicomisos Financiero TR1 (1)	Itaú Unibanco Holding S.A. (1)	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento (1)	Itaú Unibanco S.A. Cayman Branch (1)	Rt Defiant Multimercado - Fundo de Investimento
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel (1)	Itaú Unibanco S.A. New York Branch (1)	Rt Galileo Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fundo de Investimento em Direitos Creditórios Não-Padronizados NPL I (1)	Itaú Unibanco S.A. Tokyo Branch (1)	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI (1)
Fundo Fortaleza de Investimento Imobiliário (1)	Itaú Unibanco S.A. (1)	Rt Itaú SIF – Brasil (1)
Garnet Corporation	Itaú Unibanco S.A.Nassau Branch (1)	Rt Magellan Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Hipercard Banco Múltiplo S.A. (1)	Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.	Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
iCarros Ltda.	Itaú Unibanco Veículos Administradora de Consórcios Ltda. (1)	Rt Nation Renda Fixa - Fundo de Investimento
IGA Participações S.A.	Itau USA Asset Management Inc.	Rt Nor Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento (1)
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. (1)	Itau USA Inc.	Rt Odyssey Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Intrag-Part Administração e Participações Ltda.	Itaú Valores S.A. (1)	Rt Pathfinder Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Investimentos Bemge S.A.	Itaú Vida e Previdência S.A.	Rt Union Renda Fixa Fundo de Investimento
IPI - Itaúsa Portugal Investimentos, SGPS, Lda	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento	Rt Valiant Renda Fixa - Fundo de Investimento
Itaú Administração Previdenciária Ltda.	Itaúsa Europa - Investimentos, SGPS, Lda	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento (1)
Itaú Administradora de Consórcios Ltda. (1)(2)	Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A.	Scala Curto Prazo - Fundo de Investimento em Cotas de Fundos de Investimento (1)
Itaú Asia Securities Ltd. (1)	Itauseg Participações S.A.	Topaz Holding Ltd.
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Itauseg Saúde S.A.	Trishop Promoção e Serviços Ltda.
Itaú Bahamas Directors Ltd.	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A. (1)	Tulipa S.A.
Itaú Bahamas Nominees Ltd.	ITB Holding Brasil Participações Ltda.	Unibanco Empreendimentos Ltda.
Itaú Bank & Trust Bahamas Ltd. (1)	ITB Holding Ltd. (1)	Unibanco Negócios Imobiliários Ltda.
Itaú Bank & Trust Cayman Ltd. (1)	Itrust Servicios Inmobiliarios S.A.C.I.	Uni-Investment International Corp. (1)
Itau Bank, Ltd. (1)	IU Seguros S.A.	Unión Capital AFAP S.A.
Itaú BBA Colombia S.A. Corporacion Financiera (1)	Iucor Corretora de Seguros Ltda.	Universo Fundo de Investimento em Participações (1)
Itaú BBA Corredor de Bolsa Ltda. (1)	Jasper International Investment LLC

(1) Institutions that also comprise the Prudential Conglomerate.

(2) Institution that comprises only the Prudential Conglomerate.

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Material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions								R$ million
			03/31/2016		12/31/2015		03/31/2015
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	5,387	678	6,918	777	6,209	703
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	6,277	5,891	6,293	5,690	6,279	5,893
Banco Itaú BMG Consignado S.A (1)	Brazil	Financial institution	44,366	2,343	42,265	2,290	46,971	2,151
Banco Itaú Chile (1)	Chile	Financial institution	47,242	6,317	46,458	4,315	40,478	3,771
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	11,770	1,625	12,417	1,639	11,042	1,397
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	5,340	691	6,096	714	4,840	584
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	14,964	1,228	16,510	1,296	13,475	1,094
Banco Itaucard S.A. (1)	Brazil	Financial institution	105,929	19,687	107,221	19,383	123,034	19,664
Banco Itauleasing S.A. (1)	Brazil	Financial institution	10,911	10,355	10,875	10,245	10,265	9,752
Cia. Itaú de Capitalização	Brazil	Premium Bonds	3,974	560	4,099	679	4,169	841
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	170,284	4,023	167,917	3,864	150,805	3,197
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	3,798	957	3,983	908	3,796	978
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	9,372	3,996	9,516	3,915	8,141	3,627
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	43,688	2,805	43,097	1,592	28,137	2,913
Itaú BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	630	374	677	393	474	398
Itau BBA International plc (1)	United Kingdom	Financial institution	22,579	3,618	27,497	3,938	22,105	3,184
Itau BBA USA Securities Inc. (1)	United States	Broker	1,654	1,506	1,811	1,687	7,741	1,446
Itaú BMG Seguradora S.A.	Brazil	Insurance	193	71	195	77	207	74
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	4,375	1,427	4,519	1,365	5,475	2,745
Itaú Seguros S.A.	Brazil	Insurance	10,775	5,161	10,858	5,435	12,159	5,817
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,240,269	58,153	1,297,135	56,199	1,185,732	51,699
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	134,872	3,827	128,760	3,769	114,424	5,202
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	4,131	579	4,376	609	4,476	561
Redecard S.A. - REDE (1)	Brazil	Acquirer	48,684	14,202	50,635	13,729	45,176	13,074

(1) Prudential Conglomerate Institutions.

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Risk and Capital Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with accounting practices adopted in Brazil, as established by Brazilian Corporate Law, together with CMN and Brazilian Securities and Exchange Commission (CVM) regulations, in the latter cases when such regulations are not inconsistent with BACEN regulations.

The interests held in other entities, except those measured at book value (equity method of accounting), which we intend to hold for a long term, are classified in Permanent Assets and measured at their acquisition cost (cost method). Investments measured under the cost method are stated at their historical amount, i.e., the price the company paid to acquire them. The investor does not account for the profits or losses of an investee, except when related to the dividends based on profits obtained, when distributed.

Investments in other companies which there is no intention to hold for a long term are classified as Securities and, based on the designation defined pursuant to Management strategies, they are recognized at fair value, in Other Comprehensive Income.

Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information, except when otherwise required by regulators, under amended regulations.

In the first quarter of 2016, there were no significant amendments to policies related to equity interests.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

The table below presents the amounts for corporate shareholdings classified as permanent assets, excluding those valued by equity accounting, and for investments in equity classified as securities, both of which are not included in the trading portfolio. As of March 31, 2016, the capital required for these shareholdings was R$ 64.5 million.

Investments in other entities			R$ million
	03/31/2016	12/31/2015	03/31/2015
Carrying Amount	585.1	573.9	856.3
Public	409.4	396.7	103.2
Private	175.8	177.2	753.1
Fair value	778.2	715.1	966.6
Public	570.4	516.3	206.0
Private	207.8	198.8	760.6
Gain or losses arising on investments in other entities	0.1	0.1	(0.0)
Recognized and unrealized gain or losses	(150.7)	(159.2)	(249.5)
Unrecognized and unrealized gain or losses	193.0	141.1	107.9

The risk of shareholdings not included in the trading portfolio is assessed, for ICAAP purposes, as part of the Itaú Unibanco risk assessment process.

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5	Credit Risk

5.1	Framework and Treatment

Credit risk is the possibility of losses associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Itaú Unibanco’s credit risk management and control structure establishes operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

Itaú Unibanco’s credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with the institution’s risk appetite, for each market segment in which it operates. The Business Areas have to:

•	Follow up and closely monitor the portfolios under their responsibility;
•	Grant credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations;
•	Manage credit risk adopting actions that provide sustainability to its business.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates, and allocated economic capital; and on external factors, related to the economic environment, interest rates, market default indicators, inflation and changes in consumption.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

The credit risk management governance is conducted through corporate bodies, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional policies on credit risk management, are responsibility of this structure.

The credit risk control is carried out by an independent executive area segregated from the business units, as required by the current regulation. Among others, the mains responsibilities of the credit risk control area are to:

•	Monitor and control the performance of the credit portfolios in view of the limits approved by senior management;
•	Conduct the centralized control of the credit risk segregated from the business units;
•	Manage the process of preparation, review and approval of institutional policies of credit risk, meeting the regulatory guidelines;
•	Assess the credit risk of the operations at the authority levels appointed by the credit commissions.

The policies and products’ evaluation process enables the Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

Itaú Unibanco’s centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating process for wholesale transactions is based on information such as the economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

With respect to retail transactions (individuals, small and medium companies), ratings are assigned based on statistical application (in the early stages of Itaú Unibanco’s relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. Decisions are met based on continuously monitored scoring models. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

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Additionally, the risk assessment of both the retail segments and the wholesale segment incorporate client debts both to Itaú and the market.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco strictly controls credit exposure to clients and counterparties, acting on occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require of additional collateral.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including: (i) country risk governance; (ii) country ratings; (iii) credit limits for countries; (iv) limits monitoring; and (v) actions for limit breaches.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco’s credit risk management structure and institutional policy are approved by its Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies, Public Access Report – Credit Risk.

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5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands: operations with credit granting characteristics segregated by Brazil Geographic Regions, by Countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	03/31/2016						12/31/2015
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	123,047	21,430	7,635	29,097	12,598	193,807	197,009
Rural Loans	167	32	-	2	4	205	213
Real State	29,562	2,428	371	1,338	1,644	35,343	34,582
Payroll	24,634	5,401	3,724	8,662	3,679	46,100	45,365
Vehicle and Leasing	9,634	2,842	840	2,250	1,797	17,363	19,112
Credit card	37,045	7,564	2,136	15,045	3,635	65,425	68,283
Endorsements and Sureties(2)	623	32	2	8	50	715	749
Personal Loans (Other)	21,382	3,131	562	1,792	1,789	28,656	28,705
Companies	205,742	18,359	1,869	8,333	5,100	239,403	264,147
Rural Loans	5,255	2,960	-	240	315	8,770	9,358
Investments	50,488	5,720	781	3,093	2,156	62,238	68,928
Import and Export	23,657	1,429	138	670	171	26,065	28,330
Working Capital, Discount Bonds and Guaranteed Account	76,826	7,389	859	3,946	2,222	91,242	103,647
Endorsements and Sureties(2)	46,923	367	31	140	90	47,551	50,136
Other	2,593	494	60	244	146	3,537	3,748
Total	328,789	39,789	9,504	37,430	17,698	433,210	461,156

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

(2) From the 4th quarter of 2015, the BACEN Circular 3,770 has changed the Credit Conversion Factor (“Fator de Conversão de Crédito”) applied to some specific Endorsements and Sureties to 50%.

Operations with Credit(1) Granting Characteristics by Countries: Exposure												R$ million
	03/31/2016											12/31/2015
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	193,807	1,217	19,218	-	-	2,671	-	-	2,306	-	219,219	223,650
Rural Loans	205	-	-	-	-	-	-	-	-	-	205	213
Real State	35,343	1	9,877	-	-	194	-	-	247	-	45,662	45,096
Payroll	46,100	-	-	-	-	-	-	-	-	-	46,100	45,365
Vehicle and Leasing	17,363	-	-	-	-	153	-	-	-	-	17,516	19,277
Credit card	65,425	927	1,417	-	-	727	-	-	1,362	-	69,858	73,244
Endorsements and Sureties(2)	715	-	6	-	-	-	-	-	13	-	734	776
Personal Loans (Other)	28,656	289	7,918	-	-	1,597	-	-	684	-	39,144	39,679
Companies	239,403	2,649	23,057	494	3,513	4,512	11,947	1,825	5,396	71	292,867	322,010
Rural Loans	8,770	-	-	-	-	-	-	-	-	-	8,770	9,358
Investments	62,238	3	2,476	-	-	7	30	-	58	-	64,812	71,611
Import and Export	26,065	236	326	-	3,348	-	3,747	1,763	51	-	35,536	38,857
Working Capital, Discount Bonds and Guaranteed Account	91,242	1,933	18,536	494	-	4,364	8,000	-	4,925	48	129,542	144,698
Endorsements and Sureties(2)	47,551	477	1,671	-	165	141	170	62	347	23	50,607	53,737
Other	3,537	-	48	-	-	-	-	-	15	-	3,600	3,749
Total	433,210	3,866	42,275	494	3,513	7,183	11,947	1,825	7,702	71	512,086	545,660

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

(2) From the 4th quarter of 2015, the BACEN Circular 3,770 has changed the Credit Conversion Factor (“Fator de Conversão de Crédito”) applied to some specific Endorsements and Sureties to 50%.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure							R$ million
	03/31/2016						12/31/2015
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	123,834	21,583	7,720	29,524	12,747	195,408	197,178
Rural Loans	171	31	-	2	5	209	213
Real State	29,246	2,403	367	1,319	1,628	34,963	34,009
Payroll	24,372	5,329	3,726	8,608	3,698	45,733	45,700
Vehicle and Leasing	10,192	2,968	868	2,334	1,875	18,237	19,904
Credit card	37,805	7,695	2,193	15,461	3,700	66,854	67,223
Endorsements and Sureties(2)	641	32	2	8	49	732	741
Personal Loans (Other)	21,407	3,125	564	1,792	1,792	28,680	29,388
Companies	216,688	19,360	1,945	8,505	5,277	251,775	277,821
Rural Loans	5,231	3,250	3	248	333	9,065	9,624
Investments	53,336	5,986	807	3,234	2,220	65,583	70,809
Import and Export	24,863	1,352	163	645	175	27,198	29,189
Working Capital, Discount Bonds and Guaranteed Account	82,373	7,894	877	3,988	2,312	97,444	103,878
Endorsements and Sureties(2)	48,189	379	33	149	93	48,843	60,608
Other	2,696	499	62	241	144	3,642	3,713
Total	340,522	40,943	9,665	38,029	18,024	447,183	474,999

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

(2) From the 4th quarter of 2015, the BACEN Circular 3,770 has changed the Credit Conversion Factor (“Fator de Conversão de Crédito”) applied to some specific Endorsements and Sureties to 50%.

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Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure												R$ million
	03/31/2016											12/31/2015
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	195,408	1,353	19,420	-	-	2,768	-	-	2,486	-	221,435	222,127
Rural Loans	209	-	-	-	-	-	-	-	-	-	209	213
Real State	34,963	2	9,954	-	-	199	-	-	262	-	45,380	44,592
Payroll	45,733	-	-	-	-	-	-	-	-	-	45,733	45,700
Vehicle and Leasing	18,237	-	-	-	-	159	-	-	-	-	18,396	20,074
Credit card	66,854	1,030	1,430	-	-	756	-	-	1,481	-	71,551	72,267
Endorsements and Sureties(2)	732	-	8	-	-	-	-	-	15	-	755	764
Personal Loans (Other)	28,680	321	8,028	-	-	1,654	-	-	728	-	39,411	38,517
Companies	251,775	3,068	23,293	486	3,758	4,772	12,476	1,973	5,615	222	307,438	338,233
Rural Loans	9,065	-	-	-	-	-	-	-	-	-	9,065	9,624
Investments	65,583	3	2,511	-	-	7	31	-	76	-	68,211	73,513
Import and Export	27,198	270	310	-	3,583	-	3,871	1,915	50	-	37,197	40,073
Working Capital, Discount Bonds and Guaranteed Account	97,444	2,234	18,691	486	-	4,578	8,368	-	5,124	194	137,119	146,742
Endorsements and Sureties(2)	48,843	561	1,757	-	175	186	206	58	357	28	52,171	64,567
Other	3,642	-	24	-	-	1	-	-	8	-	3,675	3,714
Total	447,183	4,421	42,713	486	3,758	7,540	12,476	1,973	8,101	222	528,873	560,360

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

(2) From the 4th quarter of 2015, the BACEN Circular 3,770 has changed the Credit Conversion Factor (“Fator de Conversão de Crédito”) applied to some specific Endorsements and Sureties to 50%.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by economic sector is presented below:

Operations with Credit Granting Characteristics in Brazil(1): Exposure									R$ million
	03/31/2016								12/31/2015
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Endorsements and Sureties(2)	Personal Loans (Other)	Total	Total
Total	205	45,662	46,100	17,516	69,858	734	39,144	219,219	223,650

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

(2) From the 4th quarter of 20015, the BACEN Circular 3,770 has changed the Credit Conversion Factor (“Fator de Conversão de Crédito”) applied to some specific Endorsements and Sureties to 50%.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	03/31/2016														12/31/2015
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Endorsements and Sureties(3)		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,777	2.7%	1,028	2.9%	292	0.2%	782	1.5%	-	0.0%	3,879	1.3%	4,012	1.2%
ENERGY	-	0.0%	-	0.0%	-	0.0%	228	0.2%	-	0.0%	-	0.0%	228	0.1%	90	0.0%
PETROCHEMICAL AND CHEMICAL	-	0.0%	1,679	2.6%	1,021	2.9%	4	0.0%	761	1.5%	-	0.0%	3,465	1.2%	3,510	1.1%
SUNDRY	-	0.0%	98	0.2%	7	0.0%	60	0.0%	21	0.0%	-	0.0%	186	0.1%	412	0.1%
Private Sector	8,770	100.0%	63,035	97.3%	34,508	97.1%	129,250	99.8%	49,825	98.5%	3,600	100.0%	288,988	98.7%	317,998	98.8%
SUGAR AND ALCOHOL	1,175	13.4%	4,828	7.4%	2,407	6.8%	417	0.3%	657	1.3%	51	1.4%	9,535	3.3%	10,282	3.2%
AGRIBUSINESS AND FERTILIZERS	2,062	23.5%	1,724	2.7%	3,916	11.0%	6,028	4.7%	1,321	2.6%	49	1.4%	15,100	5.2%	15,939	4.9%
FOOD AND BEVERAGE	1,454	16.6%	3,322	5.1%	1,703	4.8%	4,861	3.8%	4,813	9.5%	95	2.6%	16,248	5.5%	17,659	5.5%
BANKS AND OTHER FINANCIAL INSTITUTIONS	534	6.1%	369	0.6%	5	0.0%	6,160	4.8%	2,104	4.2%	6	0.2%	9,178	3.1%	9,801	3.0%
CAPITAL ASSETS	163	1.9%	1,855	2.9%	1,006	2.8%	2,587	2.0%	1,709	3.4%	190	5.3%	7,510	2.6%	8,917	2.8%
PULP AND PAPER	81	0.9%	778	1.2%	1,324	3.7%	637	0.5%	266	0.5%	14	0.4%	3,100	1.1%	3,517	1.1%
ELECTRONIC AND IT	1	0.0%	448	0.7%	234	0.7%	2,754	2.1%	1,816	3.6%	166	4.6%	5,419	1.9%	5,845	1.8%
PACKAGING	-	0.0%	463	0.7%	389	1.1%	1,325	1.0%	400	0.8%	78	2.2%	2,655	0.9%	3,232	1.0%
ENERGY AND SEWAGE	-	0.0%	4,629	7.1%	57	0.2%	2,157	1.7%	4,602	9.1%	355	9.9%	11,800	4.0%	12,976	4.0%
EDUCATION	8	0.1%	242	0.4%	-	0.0%	1,221	0.9%	716	1.4%	35	1.0%	2,222	0.8%	2,173	0.7%
PHARMACEUTICALS AND COSMETICS	-	0.0%	342	0.5%	306	0.9%	3,250	2.5%	1,592	3.1%	99	2.8%	5,589	1.9%	6,020	1.9%
REAL ESTATE AGENTS	29	0.3%	14,049	21.7%	6	0.0%	8,184	6.3%	1,573	3.1%	169	4.7%	24,010	8.2%	24,592	7.6%
ENTERTAINMENT AND TOURISM	-	0.0%	410	0.6%	139	0.4%	3,363	2.6%	386	0.8%	154	4.3%	4,452	1.5%	4,512	1.4%
WOOD AND FURNITURE	30	0.3%	662	1.0%	329	0.9%	1,498	1.2%	94	0.2%	98	2.7%	2,711	0.9%	2,981	0.9%
CONSTRUCTION MATERIAL	1	0.0%	1,616	2.5%	610	1.7%	3,272	2.5%	1,374	2.7%	106	2.9%	6,979	2.4%	7,337	2.3%
STEEL AND METALLURGY	42	0.5%	2,048	3.2%	1,957	5.5%	5,284	4.1%	1,419	2.8%	209	5.8%	10,959	3.7%	12,442	3.9%
MEDIA	-	0.0%	396	0.6%	85	0.2%	398	0.3%	268	0.5%	15	0.4%	1,162	0.4%	1,326	0.4%
MINING	3	0.0%	735	1.1%	682	1.9%	3,076	2.4%	1,732	3.4%	31	0.9%	6,259	2.1%	7,048	2.2%
INFRASTRUCTURE WORK	-	0.0%	1,060	1.6%	706	2.0%	1,722	1.3%	1,823	3.6%	114	3.2%	5,425	1.9%	5,780	1.8%
OIL AND GAS (2)	133	1.5%	467	0.7%	714	2.0%	3,204	2.5%	1,153	2.3%	44	1.2%	5,715	2.0%	6,435	2.0%
PETROCHEMICAL AND CHEMICAL	250	2.9%	1,028	1.6%	2,070	5.8%	3,413	2.6%	1,465	2.9%	140	3.9%	8,366	2.9%	9,436	2.9%
HEALTH CARE	1	0.0%	533	0.8%	33	0.1%	1,444	1.1%	338	0.7%	32	0.9%	2,381	0.8%	2,552	0.8%
INSURANCE AND REINSURANCE AND PENSION PLANS	-	0.0%	9	0.0%	-	0.0%	2	0.0%	110	0.2%	-	0.0%	121	0.0%	96	0.0%
TELECOMMUNICATIONS	-	0.0%	480	0.7%	1	0.0%	731	0.6%	4,376	8.6%	10	0.3%	5,598	1.9%	6,143	1.9%
CLOTHING AND FOOTWEAR	83	0.9%	861	1.3%	617	1.7%	2,515	1.9%	354	0.7%	102	2.8%	4,532	1.5%	5,300	1.6%
TRADING	22	0.3%	139	0.2%	377	1.1%	1,106	0.9%	469	0.9%	20	0.6%	2,133	0.7%	2,391	0.7%
TRANSPORTATION	6	0.1%	7,823	12.1%	706	2.0%	4,364	3.4%	1,254	2.5%	235	6.5%	14,388	4.9%	15,882	4.9%
DOMESTIC APPLIANCES	-	0.0%	121	0.2%	308	0.9%	1,320	1.0%	437	0.9%	18	0.5%	2,204	0.8%	2,520	0.8%
VEHICLES AND AUTOPARTS	4	0.0%	4,630	7.1%	2,890	8.1%	5,913	4.6%	4,539	9.0%	181	5.0%	18,157	6.2%	20,518	6.4%
THIRD SECTOR	-	0.0%	21	0.0%	-	0.0%	3,663	2.8%	26	0.1%	3	0.1%	3,713	1.3%	3,830	1.2%
PUBLISHING AND PRINTING	-	0.0%	121	0.2%	23	0.1%	725	0.6%	174	0.3%	64	1.8%	1,107	0.4%	1,173	0.4%
COMMERCE - SUNDRY	16	0.2%	1,109	1.7%	606	1.7%	12,167	9.4%	1,943	3.8%	330	9.2%	16,171	5.5%	19,028	5.9%
INDUSTRY - SUNDRY	14	0.2%	104	0.2%	4,636	13.0%	4,639	3.6%	236	0.5%	11	0.3%	9,640	3.3%	10,720	3.3%
SUNDRY SERVICES	118	1.3%	2,320	3.6%	5,088	14.3%	18,618	14.4%	2,034	4.0%	309	8.6%	28,487	9.7%	30,768	9.6%
SUNDRY	2,540	29.0%	3,293	5.1%	578	1.6%	7,232	5.6%	2,252	4.4%	67	1.9%	15,962	5.5%	18,827	5.8%
Total	8,770	100.0%	64,812	100.0%	35,536	100.0%	129,542	100.0%	50,607	100.0%	3,600	100.0%	292,867	100.0%	322,010	100.0%

(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.

(2) Comprises trade of fuel.

(3) From the 4th quarter of 20015, the BACEN Circular 3,770 has changed the Credit Conversion Factor (“Fator de Conversão de Crédito”) applied to some specific Endorsements and Sureties to 50%.

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Risk and Capital Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of operations with credit granting characteristics detailed by type of products:

Remaining maturities of loan transactions (1)								R$ million
	03/31/2016				12/31/2015
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	up to 6 months	6 to 12 months	1 to 5 years	above 5 years
Individuals	57,028	5,045	58,781	64,501	60,514	5,415	58,294	65,496
Rural Loans	54	58	82	7	21	83	96	9
Real State	9	30	932	44,696	8	34	932	44,122
Payroll	283	832	27,372	17,603	290	895	24,970	19,209
Vehicle and Leasing	713	1,788	15,006	4	716	2,077	16,479	4
Credit card	49,212	-	-	-	52,815	-	-	-
Guarantees	94	127	145	367	204	109	162	300
Personal Loans (Other)	6,663	2,210	15,244	1,824	6,460	2,217	15,655	1,852
Companies	75,175	26,867	108,579	65,053	85,858	31,499	116,863	69,052
Rural Loans	5,172	1,118	1,884	412	3,938	3,142	1,810	295
Investments	5,158	5,565	32,152	17,002	6,130	6,198	35,503	17,974
Import and Export	12,979	3,318	15,167	4,078	13,652	4,845	16,098	4,264
Working Capital, Discount Bonds and Guaranteed Account	44,524	11,070	46,000	15,912	52,866	11,358	50,544	17,556
Endorsements and Sureties	7,234	5,607	10,646	27,076	9,171	5,812	10,129	28,238
Other	108	189	2,730	573	101	144	2,779	725
Total	132,203	31,912	167,360	129,554	146,372	36,914	175,157	134,548

(1) Do not include loan commitments.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	03/31/2016		12/31/2015		03/31/2015
Largest debtor	4,155	0.8%	4,754	0.9%	6,094	1.1%
10 largest debtors	33,084	6.4%	35,526	6.5%	35,185	6.5%
20 largest debtors	50,638	9.9%	55,184	10.1%	55,535	10.2%
50 largest debtors	85,397	16.6%	92,745	17.1%	90,945	16.7%
100 largest debtors	114,344	22.3%	123,664	22.7%	123,307	22.7%

(1) The amounts include endorsements and sureties. Do not include loan commitments.

Concentration of Major Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities of Companies and Financial Institutions(1)	03/31/2016		12/31/2015		03/31/2015
Largest debtor	8,058	1.3%	8,051	1.3%	6,244	1.0%
10 largest debtors	48,319	7.9%	51,672	8.1%	45,367	7.1%
20 largest debtors	76,607	12.6%	82,208	12.8%	75,807	11.8%
50 largest debtors	125,054	20.5%	134,405	21.0%	128,732	20.1%
100 largest debtors	165,958	27.2%	175,681	27.4%	173,826	27.1%

(1) The amounts include endorsements and sureties. Do not include loan commitments.

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Risk and Capital Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries						R$ million
	03/31/2016					12/31/2015
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Southeast	6,380	2,066	4,522	5,317	333	5,531	1,808	4,545	4,866	347
South	1,049	357	806	1,009	63	994	363	820	914	66
North	306	93	232	260	33	303	92	214	247	24
Northeast	1,004	356	901	1,341	89	865	367	982	1,241	84
Midwest	600	200	451	536	46	566	223	452	524	44
Brazil	9,339	3,072	6,912	8,463	564	8,259	2,853	7,013	7,792	565
Foreign	958	206	526	201	44	927	133	269	212	71
Total	10,297	3,278	7,438	8,664	608	9,186	2,986	7,282	8,004	636

Overdue Amounts: by Economic Sector						R$ million
	03/31/2016					12/31/2015
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Public Sector	-	-	-	-	-	-	-	-	-	-
Private Sector	10,297	3,278	7,438	8,664	608	9,186	2,986	7,282	8,004	636
Companies	3,793	1,200	2,820	2,621	126	3,309	844	2,474	2,209	197
Industry and Commerce	1,516	581	1,539	1,373	91	1,376	496	1,168	1,199	126
Services	1,890	602	1,098	1,062	27	1,495	322	1,036	650	44
Primary	374	15	180	177	7	423	24	265	350	26
Other	13	2	3	9	1	15	2	5	10	1
Individuals	6,504	2,078	4,618	6,043	482	5,877	2,142	4,808	5,795	439
Total	10,297	3,278	7,438	8,664	608	9,186	2,986	7,282	8,004	636

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to determine the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution					R$ million
	03/31/2016				12/31/2015
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance
Public Sector	(1)	(4)	-	(5)	(1)	-	-	(1)
Private Sector	(33,520)	(7,039)	5,080	(35,479)	(33,673)	(5,699)	5,852	(33,520)
Companies	(15,176)	(3,773)	1,794	(17,155)	(16,135)	(2,215)	3,174	(15,176)
Industry and Commerce	(5,314)	(2,387)	922	(6,779)	(6,437)	(1)	1,124	(5,314)
Services	(8,186)	(795)	426	(8,555)	(7,784)	(2,322)	1,920	(8,186)
Primary	(1,657)	(589)	443	(1,803)	(1,891)	106	128	(1,657)
Other	(19)	(2)	3	(18)	(23)	2	2	(19)
Individuals	(18,344)	(3,266)	3,286	(18,324)	(17,538)	(3,484)	2,678	(18,344)
Total	(33,521)	(7,043)	5,080	(35,484)	(33,674)	(5,699)	5,852	(33,521)

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Risk and Capital Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resiliencies in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.

When used for managerial purposes, to be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern the guarantees, whether internal or external and are legally valid (effective), enforceable and regularly evaluated. In the case of tangible collateral, legal structures with mitigating effects and set-off agreements, mitigation depends on established methods jointly approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, fiduciary guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor.

Itaú Unibanco uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continuously monitored and changed according to client behavior. Thus, the potential loss values represent a fraction of the amount available.

The table below presents the total amount mitigated by risk mitigating instruments (personal and secured guarantees) as defined in BACEN Circular 3,644, Art. 36, 3rd paragraph.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage-backed loan operations are considered when determining risk weights assets.

Total Mitigation			R$ million
	03/31/2016	12/31/2015	03/31/2015
Demand and time deposits, savings and own financial credit bills	295,167	318,628	306,757
FPR 0%	295,167	318,628	306,757
Securities	53,601	14,360	20,726
FPR 0%	53,601	14,360	20,726
Personal Guarantee	37,081	35,665	34,257
FPR 0%	3,559	3,647	3,109
FPR 50%	33,522	32,017	31,149

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Risk and Capital Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, including those related to the settlement of derivative financial instruments. Additionally, Itaú Unibanco includes the risk of deterioration of the credit quality of the counterparty in its risk assessment.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk arising from derivative financial instruments and other financial instruments, is inserted in the credit risk management framework.

For management purposes, counterparty credit risk is managed and measured by considering the potential credit risk (RCP) of transactions using an internal model with a 95% confidence level. The RCP is the value of the potential financial exposure that a transaction can attain upon maturity, and it is used to define utilization of credit risk limits attributed to counterparties. During the life of a derivatives contract, the adjustments on marking the transaction to market and the credit risk spread attaching to over-the-counter trades are the chief instruments used to measure possible losses in respect of Counterparty Credit Risk. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments.

The table below presents the notional value of the contracts subject to the counterparty credit risk. According to Circular No. 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	03/31/2016	12/31/2015	03/31/2015
Notional Amount	1,934,850	1,978,818	1,818,580
Settled in Settlement Systems (Stock Exchange) (1)	758,492	768,410	477,038
Not Settled in Settlement Systems (Over-The-Counter)	1,176,358	1,210,408	1,341,541
With Guarantees	497,710	561,251	499,556
Without Guarantees	678,648	649,157	841,985

(1) amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

The tables below presents the gross positive amount and the amount of the guarantees of the contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	03/31/2016	12/31/2015	03/31/2015
Total Gross Positive Amount	555,057	604,210	547,330
Repurchase agreements	504,734	567,890	507,735
Others	50,323	36,320	39,595

Guarantees of Contracts Subject to the Counterparty Credit Risk			R$ milhões
	03/31/2016	12/31/2015	03/31/2015
Gross Amount of the Guarantees	497,710	561,251	499,556

The table below presents the net global exposure to the credit risk of the counterparty, calculated in accordance with the criteria of Circular No. 3,664 and applying the Future Potential Exposure and Unsettled Operation Credit Conversion factors.

Exposure to the Counterparty Credit Risk			R$ milhões
	03/31/2016	12/31/2015	03/31/2015
Net Global Exposure to the Counterparty Credit Risk	38,179	35,948	40,458

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Risk and Capital Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers’ credit risk. Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since beginning January 2012, as provided for by CMN Resolution No. 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets			R$ million
	03/31/2016	12/31/2015	03/31/2015
Balance of exposures assigned with significant withholding of risks and benefits	162	171	208
Balance of sale of exposure with substantial retention of risks and benefits	5,362	5,497	4,799
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	5,344	5,474	4,799
Financial institutions	18	23	-
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets					R$ million
	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
	2016	2015	2015	2015	2015
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	0	946	50	442	206
Credit rights Investments Fund (FIDC)	-	-	2	-	-
Securitization Companies	0	675	5	442	173
Financial institutions	-	15	43	-	33
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	-	256	-	-	-

(1) Transfer of college credits held with the public sector.

Sale or Transfer of Financial Assets					R$ million
	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
	2016	2015	2015	2015	2015
Total exposures assigned over the last 12 months which have been honored, repurchased or written-off	113	117	151	141	175

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Risk and Capital Management – Pillar 3

Acquisition of Financial Assets			R$ million
	03/31/2016	12/31/2015	03/31/2015
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	3,028	3,692	5,124
Individuals - Payroll	-	-	4
Individuals - Vehicle and Leasing	2,202	2,592	3,508
Companies -Loans (CCB)	816	1,086	1,583
Companies - Other	10	14	29
b) By type of assignor	3,028	3,692	5,124
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	3,028	3,692	5,124
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets			R$ million
	03/31/2016	12/31/2015	03/31/2015
Acquisitions of loan portfolios with NO retention of assignor's risks and rewards
a) By type of exposure	5,647	6,542	10,530
Individuals - Payroll	5,647	6,542	10,530
b) By type of assignor	5,647	6,542	10,530
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	5,647	6,542	10,530
Specific Purpose Company (SPE)	-	-	-

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA).

The CRIs are backed by real estate loans and predominantly are not subordinated. The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes. The CRAs are backed by receivables linked to agribusiness.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. The balances of these operations are presented below.

Securitization Exposures (1)			R$ million
	03/31/2016	12/31/2015	03/31/2015
CRI	17,774	17,694	16,979
Mortgage Loans	17,774	17,694	16,979
Single-Tranche	15,688	15,660	14,561
Subordinated	2,086	2,034	2,418
CRA	20	25	32
Credit Related to Agribusiness	20	25	32
Single-Tranche	20	25	32
FIDC	-	-	24
Credit Rights	-	-	24
Senior	-	-	24
Total	17,794	17,719	17,035

(1) traditional securitization.

Itaú Unibanco follows risk retention guidelines as defined at Resolutions 3,533 of the CMN.

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Risk and Capital Management – Pillar 3

Then there is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)			R$ million
	1st quarter 2016	4th quarter 2015	1st quarter 2015
CRI	-	266	829
Mortgage Loans	-	266	829
CRA	-	675	-
Credit Rights	-	675	-
Total	-	941	829

(1) traditional securitization.

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss. It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the first quarter of 2016, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those that Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	03/31/2016	12/31/2015	03/31/2015
Risk Transferred	3,884	3,863	2,834
Credit Default Swap (CDS)	3,884	3,863	2,834
Total Return Swap (TRS)	-	-	-
Risk Received	(7,717)	(8,799)	(9,941)
Credit Default Swap (CDS)	(7,717)	(8,799)	(8,405)
Total Return Swap (TRS)	-	-	(1,536)
Total	(3,833)	(4,936)	(7,107)
Required capital of Risk Received	350	467	428

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Itaú Unibanco

Risk and Capital Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, usually the risks caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, with various indexes based on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution No. 3,464, and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The profile of Itau Unibanco´s portfolio; and
•	Expertise within the group to support operations in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of corporate bodies and to a structure of limits and alerts, with specific limits assigned to different levels and classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and is aim to improve the process of risk monitoring and understanding as well as prevent risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. Limits are monitored on a daily basis and breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

•	within one business day, for management responsible for the business units and executives in the risk control area and business areas; and
•	within one month, for the competent corporate bodies.

Daily risk reports used by the business and control areas are distributed to the executives officers. In addition, Itaú Unibanco’s market risk management and control process is subject to periodic reviews.

The structure of limits and alerts follows Board of Directors guidelines. These are approved by corporate bodies. The process for defining limit levels and reporting violations is subject to the approval governance of Itaú Unibanco institutional policies. The established information flow is intended to provide this information to the various executive levels of the institution, including members of the Board of Directors through the committees responsible for risk management.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
•	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;
•	There must be transparency as to how the business works to optimize results;
•	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Concentration of risks must be monitored and avoided.

Market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continuous improvement over time.

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Risk and Capital Management – Pillar 3

Market risk is controlled by an area independent of the business units, which is responsible for the following daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. For this, there is a structured process of communication and information flow, which provides information to corporate bodies and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain the positions on the breaching limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

Hedge accounting considerations are presented in detail in explanatory Note 7g V – “Accounting hedge” of the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

Market risk framework categorizes transactions as part of either the Banking Book or the Trading Book, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading them.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to the management of the institution’s balance sheet. As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long run.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by Itaú Unibanco are as follow:

•	Interest rates: the risk of losses from transactions subject to interest rates variation;
•	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rates variations;
•	FX Rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
•	Brazilian inflation indexes: the risk of losses from transactions subject to the variations in inflation-linked;
•	Equities and Commodities: the risk of losses from transactions subject to equity or commodities price variations.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

•	Value at Risk: a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

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•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates;
•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

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6.2	Portfolio Analysis

Interest rate risk in the non-trading book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches. The interest rate risk management process of transactions classified in the non-trading book is consistent with the corporate bodies governance and hierarchy, and the limits approved for risk market management. A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire book, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

Remainders of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the non-trading book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this book’s risks at Itaú Unibanco for the first quarter of 2016.

Sensibility of Banking Position (1)				R$ million
	Exposures	03/31/2016
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(3)	(1,080)	(2,093)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1)	(87)	(156)
Price Index Linked	Interest of Inflation coupon	(3)	(310)	(561)
TR	TR Linked Interest Rates	1	(197)	(426)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•      Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes;

•      Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;

•      Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

As required by CVM Regulatory Instruction 475, Itaú Unibanco conducts sensitivity analysis against exceptional scenarios for market risk factors considered relevant. The results can be found at Note 7j – “Sensitivity analysis (trading and banking portfolios)” of the Complete Financial Statements – BRGAAP, on the website www.itau.com.br/investor-relations.

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Evolution of the Trading Portfolio

The evolution of the Trading Portfolio, broken down by major risk factors, is tabulated below:

Total Value of Trading Position					R$ million
	03/31/2016		12/31/2015		03/31/2015
Risk factors	Long	Short	Long	Short	Long	Short
Interest Rates	155,487	(173,265)	121,109	(129,064)	198,263	(169,575)
Foreign Exchange Rates	116,638	(109,010)	101,968	(91,090)	152,942	(152,447)
Equities	1,594	(1,692)	1,376	(1,367)	15,885	(15,834)
Commodities	39	(17)	20	(8)	74	(54)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Portfolio is to manage risks in this portfolio and in the corresponding risk factors. The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below for both Trading and Banking Portfolios:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty					R$ million
	03/31/2016		12/31/2015		03/31/2015
Risk factors	Long	Short	Long	Short	Long	Short
Interest Rates	355,999	(472,970)	329,309	(432,361)	230,981	(345,264)
Foreign Exchange Rates	147,453	(129,003)	144,922	(132,980)	132,593	(105,109)
Equities	3,910	(3,324)	1,656	(1,771)	3,891	(3,841)
Commodities	738	(511)	648	(326)	399	(188)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty					R$ million
	03/31/2016		12/31/2015		03/31/2015
Risk factors	Long	Short	Long	Short	Long	Short
Interest Rates	308,346	(298,691)	309,375	(309,656)	189,945	(189,951)
Foreign Exchange Rates	189,419	(230,228)	262,301	(295,018)	105,120	(136,506)
Equities	22,321	(22,423)	20,187	(20,446)	20,751	(20,905)
Commodities	152	(354)	157	(472)	150	(271)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty					R$ million
	03/31/2016		12/31/2015		03/31/2015
Risk factors	Long	Short	Long	Short	Long	Short
Interest Rates	0	(436)	0	(723)	26	(437)
Foreign Exchange Rates	130,345	(130,003)	156,102	(155,786)	158,121	(157,524)
Equities	286	(362)	451	(207)	272	(305)
Commodities	-	-	17	(17)	64	(133)

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty					R$ million
	03/31/2016		12/31/2015		03/31/2015
Risk factors	Long	Short	Long	Short	Long	Short
Interest Rates	132,908	(130,785)	110,037	(113,171)	104,344	(105,977)
Foreign Exchange Rates	541,994	(543,667)	531,271	(527,912)	424,556	(421,504)
Equities	970	(970)	1,284	(1,284)	-	(54)
Commodities	-	-	-	-	-	-

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VaR – Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices. In the first quarter of 2016, o Itaú Unibanco opted for including the exposures of each foreign unit in the calculation of the Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of Itaú Unibanco portfolios.

VaR - Itaú Unibanco Holding (1)				R$ million
VaR per Risk Factor Group	03/31/2016 (2)	12/31/2015 (3)	12/31/2015 (3)	03/31/2015 (3)
Brazilian Interest rates	165.4	160.1	121.2	166.5
Other Foreign Interest rates	102.0	101.7	108.6	89.9
FX rates	20.7	18.0	13.1	40.4
Brazilian Inflation Indexes	140.2	139.0	108.9	110.0
Equities and Commodities	62.5	62.5	59.3	19.2
Diversification effect	(315.8)	(309.0)	(233.3)	(231.8)
Total VaR	174.9	200.9	204.0	221.7
Maximum Total VaR of the Quarter	208.5	230.3	327.6	236.6
Average Total VaR of the Quarter	174.1	197.2	213.6	203.7
Minimum Total VaR of the Quarter	155.1	174.6	170.8	179.1

(1) Considers one-day holding period and 99% confidence level.

(2) VaR per Risk Factor Group includes foreign units informations.

(2) VaR per Risk Factor Group does not include foreign units informations.

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital through the period. The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s consolidated stockholders’ equity.

The total VaR remained stable compared with the previous quarter.

VaR - Trading Portfolio

Itaú Unibanco’s Trading Portfolio VaR, based on the “historical simulation” methodology, is presented below.

VaR - Itaú Unibanco - Trading Portfolio (1)			R$ million
VaR per Risk Factor Group	03/31/2016	12/31/2015	03/31/2015
Brazilian Interest rates	63.8	22.9	36.7
Other Foreign Interest rates	20.0	14.0	11.0
FX rates	15.2	12.9	35.3
Brazilian Inflation Indexes	3.7	7.7	7.4
Equities and Commodities	8.4	6.6	5.8
Diversification effect	(65.4)	(43.2)	(69.0)
Total VaR	45.6	20.8	27.3
Maximum Total VaR of the Quarter	54.5	42.3	31.6
Average Total VaR of the Quarter	35.5	23.7	18.7
Minimum Total VaR of the Quarter	17.7	10.6	10.9

(1) VaR Historical Simulation approach. Amounts reported consider one-day holding period and 99% confidence level.

(1) External Units are not cosidered.

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Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetic daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level (i.e., there is a 1% probability that financial losses could be greater than the losses estimated by the model), considering a range of 250 business days (ending on March 31, 2016). The backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.” The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrate the need for improvement action.

The exposure graph below illustrates the reliability of risk measures generated from the models used by Itaú Unibanco in the Trading Portfolio (International Units are not included in these graph, given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by Itaú Unibanco, presenting the risk (absolute value) x return for the period considered.

Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Portfolio the hypothetic losses exceeded the VaR estimated by the model in 3 days in the period.

Backtesting - Trading Portfolio(1)

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Risk and Capital Management – Pillar 3

7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the Institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor demands and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology systems;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of the CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities, which objective is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of Itaú Unibanco’s assets and image.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department by means of methodologies, training, certification and monitoring of the control environment on an independent basis.

The management structure seeks to identify, prioritize and manage any operational risks, and to monitor and report management activities, for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

The executive areas managers use corporate methodologies that are built and made available by the internal control, compliance and operational risk department. Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses. Therefore, Itaú Unibanco’s operational risk framework ensures a conceptual exclusive basis for the management of processes, systems, projects and new products and services.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Regulations and Policies, Public Access Report – Operational Risk.

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7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators. The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned. The success of Crisis Management takes place through the Focal Agent Network, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;
•	Business Continuity Plans (PCN): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, Itaú Unibanco has established, in its PCN, corporate wide and customized actions for its line of business by means of:

–	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
–	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable. There is approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.
–	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preemptive focus;
–	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the organization:

–	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.
–	Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to the gaps eventually identified in the business;
–	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located. The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

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8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, not affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory agencies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement has to comprise all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Itaú Unibanco manages and controls liquidity risk on a daily basis, through governance approved at corporate bodies, which, among other things, provides for minimum liquidity limits to be adopted, sufficient to absorb possible cash losses under situations of stress, measured by means of both in-house and regulatory calculations.

As from October 1, 2015, a minimum Liquidity Coverage Ratio (LCR) has been required of banks with total assets exceeding R$100 billion. It is calculated on an individual or consolidated basis for institutions that are part of a Prudential Conglomerate. This indicator is calculated as required by the Central Bank, in line with international guidelines.

As required by BACEN Circular Letter 3,724, Itaú Unibanco sends to BACEN, on a monthly basis, a disclosure requirement for the LCR. As from the second quarter of 2016, this information will be public disclosure, in accordance with BACEN Circular 3,749.

The following table shows the schedule for introduction of LCR, with a minimum requirement of 60% as from October 2015, rising gradually to 100% in January 2015.

Timetable for limits to be observed	From January 1st
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60%	(1)	70%	80%	90%	100%

(1) From October 1st 2015

Additionally, and pursuant to the requirements of CMN Resolutions No. 4,090 and BACEN Circular No. 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

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8.2	Primary sources of funding

Itaú Unibanco has different sources of funding, with the main source arising from retail segment.

Primary sources of funding							R$ million
	03/31/2016			12/31/2015			03/31/2015
Funding	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days	Total	%
Deposits	183,215	271,475	49%	195,103	298,320	50%	198,220	303,735	55%
Demand deposits	62,854	62,854	11%	65,843	65,843	11%	60,820	60,820	11%
Savings deposits	107,292	107,292	19%	111,319	111,319	19%	117,357	117,357	21%
Time deposits	9,638	92,774	17%	13,465	106,189	18%	10,354	97,405	18%
Other	3,431	8,555	2%	4,476	14,969	3%	9,689	28,153	5%
Funds from acceptances and issuance of securities(1)	4,114	74,358	13%	4,128	75,596	13%	2,317	50,762	9%
Funds from own issue (2)	2,309	150,097	27%	2,863	154,682	26%	2,472	138,797	25%
Subordinated debt	421	57,919	10%	4,722	65,785	11%	320	59,528	11%
Total	190,059	553,849	100%	206,816	594,383	100%	203,329	552,822	100%

(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

9	Other Risks

Insurance products, pension plans and capitalização risks

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and capitalização. Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

•	Underwriting Risk is the possibility of losses arising from insurance products, pension plans and capitalização that go against company’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
•	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and capitalização operations;
•	Liquidity risk in insurance operations is the possibility of the institution not be able to honor timely its obligations to policyholders and beneficiaries due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and capitalização are properly identified, measured, evaluated, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional normative, approved by the Board, applicable to companies and subsidiaries at risk from insurance products, pension plans and capitalização, in Brazil and abroad.

The process of risk management for insurance, pensions and special savings plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by Itaú Unibanco.

As part of the risk management process, there is a governance structure where decisions may be taken by corporate bodies, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial premises. This mapping enables Asset Liability Management models to be created, and these are used to define the best makeup of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, the company’s liquidity requirements and the changes in the characteristics of the liabilities.

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Social and Environmental Risk

In business management, Itaú Unibanco continuously takes into consideration the potential of the risk of losses due to exposure to social and environmental events arising from the performance of its activities. These events arise from the direct operation of Itaú Unibanco which, on its own, has an impact on the environment or human health. Accordingly, the institution sees the social and environmental risk as the risk of losses arising from social and environmental losses caused by Itaú Unibanco in the development of its activities or by its actions, being its management structured by specific governance and formalized by means of policies. For the purpose of mitigating the exposure to these risks, the institution incorporated the social and environmental variable into its own activities and in its business that could, somehow, trigger financial losses.

In the governance of social and environmental issues, Itaú Unibanco has the Social and Environmental Risk Committee whose purpose is to establish the governance for social and environmental risk issues for the entire institution. Additionally, the social and environmental risk is managed by the first line of defense in its daily activities with the support of the legal department and social and environmental risk analysis units dedicated to the business. The business units also have the governance of approval of new products, which assesses the social and environmental risk, thus ensuring compliance with this requirement in all products and processes of the institution.

To this end, Itaú Unibanco has been developing many internal processes aimed at the management, control and mitigation of events that may lead to the occurrence of social and environmental risk, accordingly, the institution has been incorporating the social and environmental variable into different processes.

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always paying attention to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and in Brazil, such as the Corporate Sustainability Index, in addition to the many awards we have received.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured and consistent flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The structure and flow for addressing the regulatory risk are composed of: (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) relationship with regulators; (iv) monitoring of action plans; (v) prioritization of risks; and (vi) control of compliance with legal decisions on class actions and with the Conduct Adjustment Instrument (TAC).

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize mainly as a result of methodological inadequacies during its development or the use in different situations from those modeled.

Itaú Unibanco uses the best market practices to manage the model risk to which it is exposed during the entire lifecycle of a model and the stages of which may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

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Country Risk

Country risk is defined as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, eco nomic and social events related to that country.

Itaú Unibanco is present in many other countries in addition to Brazil. In addition to the foreign units, Itaú Unibanco has a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether Itaú Unibanco has a foreign un in the place it where the borrower, issuer, counterparty or guarantor is located.

In order to properly address the country risk, Itaú Unibanco has a specific and a process structure aimed at ensuring that the risk is managed and controlled. These processes include: (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

Itaú Unibanco defines the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Since the business and strategic risk can directly affect the creation of value and even the feasibility of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

In order to treat risk properly, Itaú Unibanco has the governance standards and processes listed below that fully involve the senior management and the risk control and management department in business and strategic decisions so as to ensure that the risk is managed and that the decisions are sustainable. Therefore, there is:

•	Governance that has qualified decision-makers who, at the same time, are properly motivated;

•	Budgeting process with the active participation of the risk control and management department;

•	Process for the assessment of new products before they are sold;

•	Specific structure for the assessment and prospection of mergers and acquisitions.

Reputational Risk

Itaú Unibanco defines reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and the analysis of new products.

Itaú Unibanco believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders.

For the purpose of avoiding negative impacts on the perception of Itaú Unibanco’s image by the many stakeholders, the treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which the institution is, or might be, exposed. Among them are:

•	Risk appetite framework;
•	Process for the prevention and fight against the use of Itaú Unibanco in unlawful acts;
•	Crisis management process and business continuity;

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•	Processes and guidelines of the governmental and institutional relations;
•	Corporate communication process;
•	Brand management process;
•	Ombudsman offices initiatives and commitment to customer satisfaction;
•	Ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and combating illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and assets derived from illegal activities.

Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image before employees, customers, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned with local and international best practices for preventing and combating illegal acts, through investing and continuously training employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and combat illegal acts based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;
•	Communication of Suspicious Transactions to the Regulatory Bodies; and
•	Training and Awareness Raising.

This program applies to the entire Itaú Unibanco Group, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and corporate bodies. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and combat unlawful acts.

In addition to the program to prevent, detect and combat unlawful acts, Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of clients in any operations. To this end, Itaú Unibanco is guided by the Information Security Corporate Policy whose purpose is to ensure the application of the principles and guidelines for the protection of information and intellectual property of the organization, clients and general public.

To ensure that the processed information is properly protected, Itaú Unibanco has a process monitoring and control structure that covers technology, business areas and international units. Additionally, a Security Operation Center (SOC) that works 24/7 contributes for the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

Awareness raising campaigns to prevent corruption, money laundering, fraud and other unlawful acts are regularly carried out using the many communication channels existing with Itaú Unibanco´s employees. The actions include lectures, campaigns and in-person training and e-learning courses on the many topics. Besides lectures and campaigns, Itaú Unibanco offers a website with guidelines on security in the digital and physical world, for the general public.

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10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments. In addition, Itaú Unibanco established processes, which enables the Executives and Board of Directors to hold a global view about the institution´s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives. Some of these processes are described below:

Risk Appetite

Itaú Unibanco’s risk appetite is a set of guidelines and limits defining acceptable levels of risk for the Bank. Divided into four dimensions consisting of a set of metrics of the key risks involved, risk appetite combines complementary forms of risk measurement, in order to give a comprehensive overview of the institution’s exposure.

The capitalization level reflects the level of protection of the bank against significant losses, defining capitalization limits that consider the current scenarios expected and the stress scenario. This level establishes the minimum capitalization guidelines of Itaú Unibanco in relation to its risks, according to which management uses the bank’s capital in accordance with acceptable leverage levels and funding costs.

The liquidity level reflects the level of protection of the bank against a long period of funding stress, which could lead to a lack of liquidity. This level establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition level, meanwhile, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the business.

Last, the franchise level addresses risks that may impact the value of the brand and reputation of Itaú Unibanco with stakeholders.

The Board of Directors holds the highest approval authority for risk appetite guidelines and limits, carrying out its responsibilities with the support of its Risk and Capital Management Committee, which submits reports and recommendations on the issue for the Board’s approval. Acceptable risk levels must obey the risk appetite limits approved by the Board of Directors.

Executive and operational functions are the responsibility of the Executive Board and the risk commissions, whose members include the Chief Risk Officer (CRO) and the CEO of the institution. As well as regularly monitoring and supervising the metrics, the risk commissions are also responsible for implementing the risk appetite framework. The Audit Committee also monitors changes in risk appetite and assists in managing it.

Stress Test

The stress test performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in extreme stress situations, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation. It is based on stressed projections of macroeconomic and credit variables, with the purpose of analyzing the added effect on income, capital and liquidity of the institution, consistent with the financial industry’s standards. The test is performed on the main bank portfolios, simulating the impact on each business area through the calculation of stressed financial statements, under different scenarios approved by the Board of Directors, considering a horizon of two to three years.

The test results are reported to the senior management and the Board of Directors supporting strategic decisions. They are also included in the ICAAP report submitted to BACEN.

Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its collaborators, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders and regulatory authorities and line with the organization’s culture. The governance structure of compensation and incentive to the prudent risk taking has been consolidating in line with the best international compensation and governance practices. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to collaborators and the policy on compensation of management members of the Conglomerate companies.

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Compensation at Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. The variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks. The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution No. 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation). The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for collaborators which roles and responsibilities have material impact on the risk of the bank, although they are not subject to the requirements of CMN Resolution No. 3,921. For such collaborators, mechanisms are provided for making adjustments to bonus arising from compliance, risk as well as deferral events.

For more information about remuneration in Itaú Unibanco, see Note 16 – “Shareholders’ Equity” in the full Financial Statements, which are shown on the website www.itau.com.br/investor-relations.

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11	Appendix I

	Breakdown of the Referential Equity and Information on its adequacy	03/31/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	85,148,000	-	(k)
2	Revenue reserves	28,914,671	-	(l)
3	Other revenue and other reserve	106,694	-	(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital¹	700,071	157,968	(j)
6	Core Capital before prudential adjustments	114,869,436
	Core Capital: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	588,265	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	4,527,408	3,018,272	(e)
9	Intangible assets	4,472,792	1,160,455	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998[2]	4,532,767	3,021,845	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	-	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	47,443	31,629	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	4,144,448	-	(n)
17	Investments crossed with instruments eligible for the Core Capital
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital	-	-
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization²	-	-
26	National regulatory adjustments	(2,663,889)	-
26.a	Deferred permanent assets	68,220	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	-	-
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	2,732,109	-	(i)
26.h	Excess of resources invested on permanent assets	-	-
26.i	PR emphasis	-	-
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions
28	Total regulatory deductions from the Core Capital	15,649,234
29	Core Capital	99,220,203
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	03/31/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
Additional Capital: instruments
30	Instruments eligible for the Additional Capital	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital³	69,851	46,567
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-
36	Additional capital before regulatory deductions	69,851
Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital	-
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
41	National regulatory adjustments	-	-
41.a	Funding instruments eligible for the Additional Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
41.b	Non-controlling interest in Additional Capital	-	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	-	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	-	-
43	Total regulatory deductions from the Additional Capital
44	Additional Capital	69,851
45	Tier I	99,290,053
Tier II: instruments
46	Instruments eligible for Tier II Capital	-	-
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,432	15,658,955
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital³	93,135	62,090
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	93,135	62,090
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	23,581,566
Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
56	National regulatory adjustments	-	-
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	-
58	Tier II	23,581,566
59	Referential Equity (Tier I + Tier II)	122,871,620
60	Total risk-weighted assets	694,898,698
1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	03/31/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	BIS Ratios and Additional Core Capital
61	Common Equity Tier 1	14.3%
62	Tier I Ratio	14.3%
63	BIS Ratio	17.7%
64	Core Capital minimum requirement, including capital additions (% of RWA)	5.125%
65	of which: additional for preserving capital	0.625%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	0.625%
	National Minimum
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	6.0%
71	BIS Ratio, if different from that established in Basel III	9.875%
	Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	29,285
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	8,553,753		(a) / (f)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Core Capital	6,235,500		(c)
	Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,432	-
85	Amount excluded from Tier II Capital due to the limit[4]	15,658,955	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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12	Glossaries

12.1	Glossary of Acronyms

A

•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)
•	ARS - Argentine Peso

B

•	BACEN - Banco Central do Brasil (Central Bank of Brazil)
•	BIA - Business Impact Analysis
•	BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros de São Paulo (São Paulo Stock, Mercantile and Future Exchange)
•	BRL - Brazilian Real

C

•	CCB – Cédula de Crédito Bancário
•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)
•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)
•	CDS - Credit Default Swap
•	CER - Coeficiente de Estabilización de Referencia (Argentine inflation index linked interest rate)
•	CLN - Credit Linked Note
•	CLP - Chilean Peso
•	CMN - Conselho Monetário Nacional (National Monetary Council)

•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate)
•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)
•	CVM - Securities and Exchange Commission

D

•	DRL - Demonstrativo de Risco de Liquidez (Liquidity Risk Statements)
•	DV01 - Delta Variation Risk

E

•	EAD - Exposure at Default

F

•	FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)
•	FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)
•	FPRs - Fatores de Ponderação de Riscos (weighting factor)

G

•	GDP - Gross Domestic Product
•	G-SIBs - Global Systemically Important Banks

I

•	ICAAP - Internal capital adequacy assessment process
•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)
•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)
•	IT - Information Technology

L

•	LGD - Loss Given Default

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M

•	MEP - Equity Method
•	MtM - Mark to Market

P

•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)
•	PD - Probability of default
•	PR - Patrimônio de Referência (Referential Equity)
•	PYG - Paraguayan Guarani

R

•	RA - Risk Assessment
•	RBAN - Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio
•	RCAP – Regulatory Consistency Assessment Programme
•	RCP - Risco de Crédito Potencial (Potential Credit Risk)
•	RWA - Risk Weighted Asset
•	RWAACS – Portion relating to exposures subjects to variations in equities prices and classified in the Trading Portfolio;
•	RWACAM – Portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
•	RWACOM – Portion relating to exposures subjects to variations in commodity prices
•	RWACPAD – Portion relating to exposures to credit risk
•	RWAJUR - Portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio
•	RWAJUR1 – Portion relating to exposures subject to fixed income interest rate denominated in reais
•	RWAJUR2 - Portion relating to exposures subject to variation in the foreign exchange linked interest rate
•	RWAJUR3 - Portion relating to exposures subject to variation in the price index linked interest rates
•	RWAJUR4 - Portion relating exposures subject to variation in the interest rate index linked interest rate
•	RWAMPAD - Sum of the terms: RWACAM, RWAJUR, RWACOM, RWAACS
•	RWAOPAD - Portion relating to the calculation of operational risk capital requirements

S

•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TRS - Total Return Swap
•	TR - Taxa Referencial (Referential Rate)
•	TVM - Títulos de valores mobiliários (Securities)

U

•	UF - Chilean consumer index
•	UI - Uruguayan consumer index
•	U.S. - United States of America
•	UYU - Uruguayan Peso

V

•	VaR - Value at Risk

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Risk and Capital Management – Pillar 3

12.2	Glossary of Regulations

•	BACEN Circular No. 3,354 of June 27th, 2007
•	BACEN Circular No. 3,547, of July 07th, 2011
•	BACEN Circular No. 3,640, of March 04th, 2013
•	BACEN Circular No. 3,644, of March 04th, 2013
•	BACEN Circular No. 3,647, of March 04th, 2013
•	BACEN Circular No. 3,675, of October 31st, 2013
•	BACEN Circular No. 3,678, of October 31st, 2013
•	BACEN Circular No. 3,716, of August 21st, 2014
•	BACEN Circular No. 3,739, of December 17th, 2014
•	BACEN Circular No. 3,748, of February 26th, 2015
•	BACEN Circular No. 3,749, of March 05th, 2015
•	BACEN Circular No. 3,751, of March 19th, 2015
•	BACEN Circular No. 3,768, of October 29th, 2015
•	BACEN Circular No. 3,769, of October 29th, 2015
•	BACEN Circular No. 3,770, of October 29th, 2015
•	BACEN Circular Letter No. 3,685 of December 19th, 2014
•	BACEN Circular Letter No. 3,724 of September 15th, 2015
•	CNSP Resolution No. 228 of December 06th, 2010
•	CNSP Resolution No. 280, of January 30th, 2013
•	CNSP Resolution No. 282, of January 30th, 2013
•	CNSP Resolution No. 283, of January 30th, 2013
•	CNSP Resolution No. 284, of January 30th, 2013
•	CNSP Resolution No. 321, of July 15th, 2015
•	CMN Resolution No. 3,380 of June 29th, 2006
•	CMN Resolution No. 3,444 of February 28th, 2007
•	CMN Resolution No. 3,464 of June 26th, 2007
•	CMN Resolution No. 3,533 of January 31st, 2008
•	CMN Resolution No. 3,721 of April 30th, 2009
•	CMN Resolution No. 3,921 of November 25th, 2010
•	CMN Resolution No. 3,988 of June 30th, 2011
•	CMN Resolution No. 4,090, of May 24th, 2012
•	CMN Resolution No. 4,192, of March 1st, 2013
•	CMN Resolution No. 4,193, of March 1st, 2013
•	CMN Resolution No. 4,195, of March 1st, 2013
•	CMN Resolution No. 4,280, of October 31st, 2013
•	CMN Resolution No. 4,281, of October 31st, 2013
•	CVM Regulatory Instruction No. 475 of December 17th, 2008

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